

August 23, 2009

<u>**Via Facsimile (925-235-1096) and U.S. Mail**</u>

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

> Re: **Piedmont Office Realty Trust, Inc.**
> **Schedule TO-T**
> **filed August 6, 2010**
> **by MPF Senior Note Program II, LP;**
> **MPF REIT Fund 1 LLC;**
> **Lapis Investment Business Trust;**
> **Coastal Realty Business Trust; and**
> **Mackenzie Patterson Fuller, LP**
> **File No. 005-80150**

Dear Mr. Patterson:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99(A)(1) to the Schedule TO-T.

Schedule TO

1. MacKenzie Patterson Fuller, LP is listed as a filing person on the Schedule TO. Therefore, it must sign the Schedule on its own behalf. It currently

appears as though its signature appears only on behalf of other bidders, in its capacity as a manager, general partner or trustee. Please revise.

Offer to Purchase

2. You appear to be offering to purchase up to 2 million shares of Class B-3, 30,000 shares of Class B-2 and 60,000 shares of Class A Common Stock of the Company in one offer. However, some of your disclosure (see bottom of cover page and the first paragraph under Summary Term Sheet) refers to the purchase of "up to 2,000,000, 60,000 *or* 30,000 Shares of Class B-3, B-2 *or* A, respectively, for $14.50 per Share, in cash." Further, on the cover page of the offer materials (first paragraph, towards the end) you state that you "are offering to purchase any or all of your Shares." Revise to clarify.

3. Clarify your statement on the cover page that unless they tender into this offer, shareholders wishing to sell all of their holdings must wait until next year to do so. Why is that the case?

Establishment of the Offer Price

4. Please confirm that the information in this section concerning recent prices paid per share constitutes all of the information available to you with respect to those prices, rather than selected quotations. If the information represents only selected quotations, revise your disclosure to provide the full range of prices.

*   *   *

Closing Comments

Please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the bidders' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. In my absence, contact Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions